SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Levy Acquisition Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 52748T104
(CUSIP Number) Stanley H. Meadows, P.C., Esq.
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Family Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Lawrence F. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sophia Stratton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Steven C. Florsheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ari B. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 25, 2013 (the “initial Schedule 13D”). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 2 is being made to report the entry into agreements relating to potential transfers of the Issuer’s Common Stock. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 4.	PURPOSE OF THE TRANSACTION

On March 12, 2015, Levy Acquisition Sponsor, LLC (the “Sponsor”) entered into securities assignment agreements with certain third party investors pursuant to which the Sponsor has agreed to transfer an aggregate of 1,906,219 Founder Shares (including 476,555 Founder Shares which are subject to forfeiture if certain trading prices of the Common Stock are not met (“Founder Earnout Shares”)) to such third party investors at a price of approximately $0.006 per share upon consummation of the transactions contemplated by the Agreement and Plan of Merger, dated March 12, 2015, by and among the Issuer, its wholly-owned subsidiary, Levy Merger Sub, LLC, and Del Taco Holdings, Inc. (“DTH”) (the “Merger Agreement”).

The Merger Agreement is included as an exhibit to this filing.

In order to induce DTH to enter into the Merger Agreement, Levy Epic Acquisition Company, LLC (“Newco”) and Levy Epic Acquisition Company II, LLC (“Newco II”) entered into a Stock Purchase Agreement (the “SPA”) at the time of the execution of the Merger Agreement, with DTH and the stockholders of DTH immediately prior to the execution thereof (the “DTH Stockholders”), providing for the sale of a certain number of shares of DTH common stock (“DTH Stock”) to Newco and Newco II (representing approximately 46.7% of the outstanding shares of DTH Stock) based on an enterprise value for DTH of $500,000,000, excluding transaction costs, for an aggregate purchase price of $120,000,000 (the “Initial Investment”). Newco and Newco II are affiliates of the Sponsor and Lawrence Levy, Ari Levy and Steve Florsheim, directors of the Company, who are Reporting Persons.

Concurrent with the closing of the Merger Agreement, the Issuer will be bound by the terms of the Stockholders Agreement executed on March 12, 2015 by certain stockholders of DTH, Issuer and affiliates of the Sponsor, including the Reporting Person (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, certain stockholders of the Issuer following the effective time of the Merger will be bound by restrictions on the transfer of their common stock in the Company. Furthermore, the Issuer has agreed that certain stockholders of the Issuer (including the Reporting Persons), upon the consummation of the Merger, shall have certain registration rights whereby the Issuer will be obligated to register their stock with the Securities and Exchange Commission (“SEC”). In connection with entering into the Stockholders Agreement effective upon the closing of the Merger Agreement, the parties to that certain Registration Rights Agreement (the “RR Agreement”), dated as of November 13, 2013, by and among Levy Acquisition Sponsor, LLC, Howard Bernick, Greg Flynn, Marc Simon and Craig Duchossois, directors of the Issuer, have agreed to terminate the RR Agreement and their rights and obligations thereunder. The Stockholders Agreement will only become effective upon the consummation of the Merger and may terminate thereafter in certain limited circumstances.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
The information set forth about in Item 4 is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 to this Amendment No. 2 is incorporated herein by reference.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS
The following documents are filed as exhibits to this Schedule:
Exhibit	Description
1	Agreement and Plan of Merger, dated March 12, 2015, by and among the Issuer, its wholly-owned subsidiary, Levy Merger Sub, LLC, and Del Taco Holdings, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on March 12, 2015, and incorporated by reference herein).
2	Form of Securities Assignment.
3	Stockholders Agreement of the Issuer (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Issuer filed with the SEC on March 12, 2015).

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2015

LEVY ACQUISITION SPONSOR, LLC By: /s/ Ari B. Levy* Name: Ari B. Levy Its: President LEVY FAMILY PARTNERS, LLC By: /s/ Ari B. Levy* Name: Ari B. Levy Its: Manager /s/ Lawrence F. Levy* Lawrence F. Levy
/s/ Sophia Stratton* Sophia Stratton
/s/ Ari B. Levy* Ari B. Levy
/s/ Steven C. Florsheim* Steven C. Florsheim

* By: /s/ Zachary Swartz Name: Zachary Swartz Attorney-in-Fact